

Mail Stop 4628

May 10, 2016

Via E-Mail
Mr. Timothy S. Shear
Chief Executive Officer
Capital City Energy Group, Inc.
1335 Dublin Road, Suite 122-D
Columbus, Ohio 43215

Re: **Capital City Energy Group, Inc.**
       Form 10-K for the Fiscal Year ended December 31, 2014
       Filed July 8, 2015
       File No. 333-140806

Dear Mr. Shear:

We issued comments to you on the above captioned filing on February 5, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 24, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources